August 21, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-6010

Attn: Mr. Brian Cascio

Re:	Applied Micro Circuits Corporation
SEC File No. 000-23193

Ladies and Gentlemen:

We are filing this letter via EDGAR in response to the letter dated July 31, 2007, from Brian Cascio, Accounting Branch Chief, to Robert G. Gargus, Senior Vice President and Chief Financial Officer of Applied Micro Circuits Corporation (the “Company”), which contained the staff’s comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007. The comments in the letter are repeated below and each comment is followed by the Company’s response.

Form 10-K for the fiscal year ended March 31, 2007

Consolidated Balance Sheet

1.	We note that you present the line item “goodwill and purchased intangibles, net” in your consolidated balance sheet. In future filings, please revise to present goodwill as a separate line item on the balance sheet, as required by paragraph 43 of SFAS 142.

The Company will present goodwill as a separate line item on the balance sheet in its future filings with the Commission.

Note 3. Goodwill and Purchased Intangible Assets, page F-17

2.	In future filings, please separate goodwill from other intangible assets that are subject to amortization. Disclose the nature of the $4.1 billion reduction to goodwill included in the table on page F-17.

The Company will present goodwill separately from other intangible assets subject to amortization in this note in its future filings with the Commission. The $4.1 billion reduction to goodwill included in the table was comprised of $3.5 billion in aggregate impairment charges, of which $3.1 billion was recorded by the Company in fiscal 2002, $288.6 million in fiscal 2003 and $131.2 million in fiscal 2006. Also included in the table was $42.7 million in post acquisition adjustments comprised of $21.4 million in fiscal 2001, $18.1 million in fiscal 2002 and $3.2 million in fiscal 2003, and $547.3 million in amortization recorded by the Company through fiscal 2002 before the Company’s adoption of SFAS 142.

Note 4. Acquisitions, page F-19

In-Process Research and Development, page F-21

3.	In future filings, please disclose the status of your efforts or completion of the R&D projects and the impact of any delays. Additionally, please discuss any material variations between projected results and actual results and how failure to achieve projected results impacted, or will impact your future results and financial condition.

The Company will disclose the status of its in-process R&D projects, including, if applicable, any material variations between their projected results and actual results and the projected impact, if reasonably determinable, of any failure to achieve projected results, in its future filings with the Commission. The Company advises the staff that there have been no material variations between projected and actual results with respect to these projects.

Note 7. Goodwill and Purchased Intangible Asset Impairments, page F-28

4.	Regarding the $131 million goodwill impairment recognized during fiscal year 2006, please tell us and revise future filings to disclose the reporting unit to which the impaired goodwill was related. We see from your disclosure that goodwill is allocated to three reporting units. In addition, please discuss the facts and circumstances that resulted in the impairment, as required by paragraph 47(a) of SFAS 142.

The $131.2 million goodwill impairment recognized by the Company in fiscal year 2006 related to two reporting units: Storage and Embedded. The deterioration of revenues associated with the storage products the Company acquired in the JNI acquisition accounted for $81.5 million of the impairment charge. The market for these products was dominated by two companies and the Company was unable to secure commitments for sufficient volumes to warrant further investments in these products and to correspondingly increase its market penetration. The embedded products accounted for $49.7 million of the impairment charge. Delays in initiating the development of its next generation core affected new product development beyond its current generation of embedded products, resulting in lost opportunities for the next generation of embedded products. The Company will disclose the affected reporting units and the facts and circumstances that resulted in the impairment in its future filings with the Commission.

Note 12. Contingencies

5.	We reference the disclosure of the outstanding litigation. In future filings, please provide the disclosures required by SFAS 5. Note that even if no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 of SFAS 5 are not met, disclosure of the contingency should indicate the nature of the contingency and shall give an estimate of the possible loss or range of less or state that such an estimate cannot be made.

The Company will provide the disclosures required by SFAS 5 in its future filings with the Commission.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (408) 452-8752 if you have any further questions or comments.

Sincerely,

/s/ Robert G. Gargus
Robert G. Gargus

cc:	Ms. Kristin Lochhead
Mr. Martin James
Mr. Shiva Natajaran
Cynthia J. Moreland, Esq.
D. Bradley Peck, Esq.